Mail Stop 6010

      January 10, 2006




Ms. Diane J. Ryan
VP Finance and Chief Financial Officer
Implant Sciences Corporation
107 Audubon Road, #5
Wakefield, MA 01880

	RE:	Implant Sciences Corporation
		Form 10-KSB for the fiscal year ended June 30, 2005
		Filed October 13, 2005
		File No. 1-14949
		Form 10-QSB for the period ended September 30, 2005
		Filed November 21, 2005

Dear Ms Ryan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2005

Item 8 Controls and Procedures, page 59

1. We note under the header "Limitations on the Effectiveness of Controls" on page 59, that management, including the CEO and CFO concluded that the disclosure controls and procedures are effective.
Please tell us how this reconciles with the conclusion reached under the header "Conclusions" on page 60, that the controls and procedures are not effective. Revise as necessary.

Form 10-QSB for the period ended September 30, 2005

Item 5 Controls and Procedures, page 22

2. You indicate that the CEO and CFO conclude that the disclosure controls and procedures are effective. If you conclude that the controls were not effective in the prior period, please tell us how you currently conclude that they are effective.

Note 8. Secured Term Note and Series D Financing, page 11
3. Please tell us how you have applied the guidance in EITF Issue
00-
19 in evaluating whether the conversion feature for the convertible preferred shares is an embedded derivative that you should separate from the host and account for at fair value under SFAS 133. It appears that these agreements may not meet the definition of conventional convertible preferred stock in paragraph 4 of EITF Issue
00-19 since they have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment. Additionally, you will incur these liquidated damages if your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement. It appears that these provisions would result in liability classification under
EITF 00-19. If true, you would be required to bifurcate the conversion feature from the host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion under EITF 98-5 and EITF 00-27. Please advise.

4. In this regard, please tell us how you analyzed the registration rights and associated penalties under paragraph 16 of EITF 00-19. Explain your consideration of paragraphs 16 and 25 of EITF 00-19 in analyzing the requirement to pay penalties if your shares fail to remain listed on the exchange, which is not within your control.



5. We note that in conjunction with the Series B Convertible Preferred Stock, the company also issued to Laurus a warrant to purchase 50,000 shares of common stock at $10.20 per share.
Please
tell us how your accounting for this transaction complied with generally accepted accounting principles, including SFAS 133, EITF 00-19 and 05-04.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters.  In this regard, do not hesitate to contact
Martin
James, Senior Assistant Chief Accountant at (202) 551-3671.


								Sincerely,



								Angel J. Crane
								Accounting Branch Chief

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Diane J. Ryan
Implant Sciences Corporation
January 10, 2006
Page 4